Exhibit 99.1

FOURTH QUARTER 2009
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2009 RESULTS

All amounts are in Canadian dollars unless otherwise noted and are based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP). Our 2009 Annual Report to Shareholders (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our Annual Information Form and our supplementary financial information are available on our website at rbc.com/investorrelations.

Fourth quarter 2009 compared to fourth quarter 2008

•   Net income of $1,237 million (up from $1,120 million)

•   Diluted earnings per share (EPS) of $0.82 (up from $0.81)

•   ROE of 14.7% (down from 16.1%)

•   Tier 1 capital ratio of 13.0%

2009 compared to 2008

•   Net income of $3,858 million (down from $4,555 million)

•   Cash net income of $5,034 million (up from $4,677 million)(1)

•   Diluted EPS of $2.57 (down from $3.38)

•   Cash diluted EPS of $3.40 (down from $3.47)(1)

•   ROE of 11.9% (down from 18.1%)

•   Cash ROE of 15.2% (down from 18.3%)(1)

TORONTO, December 4, 2009 – Royal Bank of Canada (RY on TSX and NYSE) reported net income of over $1.2 billion (EPS of $0.82) for the fourth quarter ended October 31, 2009, up $117 million or 10% from a year ago. Our fourth quarter net income, excluding the following items(1) was over $1.5 billion and our EPS was $1.03.

•	Losses related to available-for-sale (AFS) securities of $150 million (EPS of $0.11)
•	General provision for credit losses (PCL) of $104 million (EPS of $0.07)
•	Provision related to the restructuring of certain Caribbean banking mutual funds of $39 million (EPS of $0.03)

These results reflect strong performances from Canadian Banking, Capital Markets, Wealth Management, and Insurance. We continued to have volume growth in Canadian Banking and we had very strong operating leverage driving earnings growth of 6%. Our Capital Markets business delivered strong results in the quarter and our Wealth Management businesses benefitted from the more favourable market conditions. Specific PCL remained elevated reflecting the economic environment but was stable compared to last quarter.

Our 2009 cash net income(1) was $5,034 million for the year ended October 31, 2009, up $357 million or 8% from last year reflecting strong performance across most of our businesses. We reported net income of $3,858 million, down $697 million or 15% from last year mainly reflecting a $1 billion goodwill impairment charge recorded in the second quarter of 2009.

Today we announced a first quarter 2010 quarterly common share dividend of $0.50.

“RBC stands apart as a globally significant, strong and stable institution at the end of a very challenging year. Our results through 2009 underscore the value of our diversified business model, ongoing cost discipline and client first approach to doing business,” said Gordon M. Nixon, RBC President and CEO. “Looking forward, our robust capital base and solid financial profile should enable RBC to continue to extend our broad-based leadership position in Canada and strengthen our global capabilities,” Nixon said.

Fourth Quarter 2009 Business Segment Performance

Canadian Banking net income was $717 million, up $41 million or 6% from last year and up $48 million or 7% from last quarter. We had solid revenue growth over both periods and we are seeing the effects of our ongoing cost discipline. PCL was up from last year mainly due to recessionary economic conditions but down from last quarter reflecting lower business provisions. Net interest margin remained compressed resulting from the historically low interest rate environment.

“Canadian Banking performed extremely well throughout 2009 and generated double-digit volume growth of 11% and an efficiency ratio of 47.8%. These results highlight our ability to extend our leadership position and profitably grow market share by focusing on effectively managing costs, simplifying the way we do business and delivering a superior client experience. This strong performance was muted by the low interest rate environment and elevated cost of funding which are fully reflected in our results,” Nixon said.

(1)

We compute “cash” measures for 2009 by excluding the goodwill impairment charge in Q2 2009 and the after-tax impact of amortization of other intangibles from net income. We believe cash measures provide readers with a better understanding of management’s perspective on our performance. For Q4 2009, we exclude specific items as noted above from current quarter net income. These are non-GAAP financial measures. See page 14 of this release for more information including reconciliations.

Wealth Management net income was $161 million, up $45 million, or 39% from last year as last year included provisions related to the Reserve Primary Fund and auction rate securities settlement. Higher transaction volumes reflecting improved market conditions were partially offset by spread compression and lower average fee-based client assets. Compared to last quarter, net income was down $7 million or 4% mainly due to a lower gain on our stock-based compensation plan in our U.S. brokerage business. This decrease was partially offset by higher average fee-based client assets and higher transaction volumes reflecting the improved market conditions.

“With our strategic acquisitions over the past few years and our record growth in the number of client facing advisors to over 4,500 worldwide, our Wealth Management business has never been in a better position to build momentum as asset values and investor confidence begin to return to the market,” Nixon said.

Insurance net income was $104 million, up $45 million from last year largely reflecting investment losses in the prior year and solid business growth. Net income was down $63 million or 38% from last quarter, mainly due to unfavourable actuarial adjustments in the current quarter reflecting management actions and annual assumption changes.

“Insurance remains a strong contributor to our diversified earnings stream by offering a full suite of solutions for our clients. We are focused on building on our capabilities and streamlining all of our processes to ensure clients find it easy to do business with us,” Nixon said.

International Banking net loss of $125 million compares to a net loss of $206 million last year and a net loss of $95 million last quarter. The net loss in the current quarter primarily reflects elevated PCL due to the weak economic environment and a provision related to the restructuring of certain Caribbean banking mutual funds. We also had lower losses on our AFS portfolio as compared to both periods.

“We are working hard to address the challenges in our U.S. banking operations by improving our operating model and building efficiencies to ensure that we are well positioned when the environment improves,” Nixon said.

Capital Markets net income was $561 million, down $23 million from last year, as last year included the favourable impact of the reduction of the Enron-related litigation provision of $542 million ($252 million after-tax and related compensation adjustments). We also had stronger trading results, total market environment-related gains of $31 million ($25 million after-tax and related compensation) compared to losses of $217 million ($102 million after-tax and related compensation adjustments) last year and stronger equity origination activity. These factors were partially offset by higher variable compensation commensurate with strong results and higher PCL. Compared to last quarter, earnings were flat mainly due to lower trading results offset by total market environment-related gains, improved equity origination activity and higher M&A fees.

“It was an outstanding year for our Capital Markets business. Our investments are paying off and our strong brand has helped us attract new business and acquire high-quality talent from our global competitors. Our diverse platform coupled with the consistent financial strength of RBC are distinct competitive advantages that we are leveraging to deepen existing relationships and establish new client relationships,” Nixon said.

Capital Ratios

The Tier 1 capital ratio of 13.0% increased 10 basis points (bps) from last quarter mainly due to internal capital generation. The Total capital ratio of 14.2% was down 20bps from last quarter largely due to higher regulatory capital deductions.

“Our capital ratios remain at historically high levels and provide us with a competitive advantage along with substantial flexibility. We have tremendous opportunities to invest in our existing businesses and toward other opportunities consistent with our strategy,” Nixon said.

For additional information including our 2009 financial performance, economic and market review, and progress on medium-term objectives, please refer to our 2009 Annual Report to Shareholders, beginning on page 8.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS

CONSOLIDATED RESULTS

Selected financial highlights
		As at or for the three months ended			For the year ended
	(C$ millions, except per share, number of and percentage amounts)	October 31 2009	July 31 2009	October 31 2008	October 31 2009	October 31 2008
	Total revenue	$7,459	$7,823	$5,069	$29,106	$21,582
	Provision for credit losses (PCL)	883	770	619	3,413	1,595
	Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,322	1,253	(86)	4,609	1,631
	Non-interest expense	3,606	3,755	2,989	14,558	12,351
	Goodwill impairment charge	-	-	-	1,000	-
	Net income before income taxes and non-controlling interest in subsidiaries	1,648	2,045	1,547	5,526	6,005
	Net income	$1,237	$1,561	$1,120	$3,858	$4,555
	Segments - net income (loss)
	Canadian Banking	$717	$669	$676	$2,663	$2,662
	Wealth Management	161	168	116	583	665
	Insurance	104	167	59	496	389
	International Banking	(125)	(95)	(206)	(1,446)	(153)
	Capital Markets	561	562	584	1,768	1,170
	Corporate Support	(181)	90	(109)	(206)	(178)
	Net income	$1,237	$1,561	$1,120	$3,858	$4,555
	Selected information
	Earnings per share (EPS) - basic	$.83	$1.06	$.82	$2.59	$3.41
	Earnings per share (EPS) - diluted	$.82	$1.05	$.81	$2.57	$3.38
	Return on common equity (ROE) (1)	14.7%	19.4%	16.1%	11.9%	18.1%
	Return on risk capital (RORC) (2)	26.0%	31.4%	26.3%	19.5%	29.6%
	Net interest margin (NIM) (3)	1.73%	1.73%	1.54%	1.65%	1.39%
	Specific PCL as a percentage of average net loans and acceptances	1.00%	.98%	.65%	0.97%	.53%
	Gross impaired loans (GIL) as a percentage of loans and acceptances	1.86%	1.77%	.96%	1.86%	.96%
	Capital ratios and multiples
	Tier 1 capital ratio	13.0%	12.9%	9.0%	13.0%	9.0%
	Total capital ratio	14.2%	14.4%	11.0%	14.2%	11.0%
	Assets-to-capital multiple	16.3X	16.3X	20.1X	16.3X	20.1X
	Tangible common equity (Tier 1 common capital) ratio (4)	9.2%	9.1%	6.5%	9.2%	6.5%
	Selected balance sheet and other information
	Total assets	$654,989	$660,133	$723,859	$654,989	$723,859
	Securities	186,272	182,792	171,134	186,272	171,134
	Retail loans (5)	205,224	198,999	195,455	205,224	195,455
	Wholesale loans (5)	78,927	81,140	96,300	78,927	96,300
	Derivative-related assets	92,173	101,086	136,134	92,173	136,134
	Deposits	398,304	404,708	438,575	398,304	438,575
	Average common equity (1)	31,600	30,400	27,000	30,450	24,650
	Average risk capital (2)	17,900	18,800	16,500	18,600	15,050
	Risk-adjusted assets	244,837	243,009	278,579	244,837	278,579
	Assets under management (AUM)	249,700	243,700	226,900	249,700	226,900
Assets under administration (AUA)	- RBC	648,800	634,300	623,300	648,800	623,300
	- RBC Dexia IS (6)	2,484,400	2,197,500	2,585,000	2,484,400	2,585,000
	Common share information
Shares outstanding (000s)	- average basic	1,413,644	1,408,687	1,337,753	1,398,675	1,305,706
	- average diluted	1,428,409	1,422,810	1,353,588	1,412,126	1,319,744
	- end of period	1,417,610	1,412,235	1,341,260	1,417,610	1,341,260
	Dividends declared per share	$.50	$.50	$.50	$2.00	$2.00
	Dividend yield (7)	3.7%	4.3%	4.4%	4.8%	4.2%
	Common share price (RY on TSX) - close, end of period	$54.80	$51.28	$46.84	$54.80	$46.84
	Market capitalization (TSX)	77,685	72,419	62,825	77,685	62,825
	Business information (number of)
	Employees (full-time equivalent)	71,186	72,366	73,323	71,186	73,323
	Bank branches	1,761	1,759	1,741	1,761	1,741
	Automated teller machines (ATM)	5,030	5,046	4,964	5,030	4,964
	Period average US$ equivalent of C$1.00 (8)	$.924	$.900	$.901	$.858	$.969
	Period-end US$ equivalent of C$1.00	.924	.928	.830	.924	.830

(1)	Average common equity and return on common equity (ROE) are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and Return on risk capital (RORC), refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	For further discussion, refer to the Key performance and non-GAAP measures section on page 61 of our 2009 Annual Report to Shareholders.
(5)	Retail and wholesale loans do not include allowance for loan losses.
(6)	Assets under administration (AUA) – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Average amounts are calculated using month-end spot rates for the period.

BUSINESS SEGMENT RESULTS

CANADIAN BANKING
	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2009	July 31 2009	October 31 2008
Net interest income	$1,811	$1,740	$1,701
Non-interest income	762	741	748
Total revenue	$2,573	$2,481	$2,449
PCL	$314	$340	$225
Non-interest expense	1,213	1,169	1,220
Net income before income taxes and non-controlling interest in subsidiaries	$1,046	$972	$1,004
Net income	$717	$669	$676

Revenue by business
Personal Financial Services	$1,390	$1,339	$1,323
Business Financial Services	628	618	630
Cards and Payment Solutions	555	524	496

Selected average balances and other information
ROE	37.0%	34.9%	37.7%
RORC	50.5%	47.3%	50.8%
NIM (1)	2.74%	2.71%	2.89%
Specific PCL as a percentage of average net loans and acceptances	.48%	.54%	.38%
Operating leverage	5.6%	3.0%	(4.4)%
Average total earning assets (2)	$262,200	$254,400	$234,200
Average loans and acceptances (2)	258,800	251,700	235,500
Average deposits	176,200	174,100	159,400
AUA	133,800	130,800	109,500

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earning assets, and Average loans and acceptances include average securitized residential mortgage and credit card loans for the three months ended October 31, 2009, of $37 billion and $4 billion, respectively (July 31, 2009 - $37 billion and $4 billion; October 31, 2008 - $22 billion and $4 billion).

Q4 2009 vs. Q4 2008

Net income increased $41 million, or 6% compared to the prior year, driven mainly by revenue growth across most businesses and our ongoing focus on cost management, partially offset by increased PCL.

Total revenue increased $124 million, or 5% from last year, largely driven by strong volume growth in home equity and personal lending and personal and business deposits. We also had had a gain of $18 million on the sale of a portion of our remaining Visa shares in the current quarter. These factors were partially offset by spread compression resulting from the lower interest rate environment. Net interest margin decreased 15 bps from a year ago, largely reflecting the historically low interest rate environment and product mix changes resulting from stronger growth in lower margin products.

PCL increased $89 million or 40% as a result of a significant increase in loss rates on credit cards and unsecured personal loans resulting from recessionary economic conditions.

Non-interest expense decreased $7 million, or 1%, from ongoing cost management activities which more than offset higher costs from increased volumes and an expanding distribution network.

Q4 2009 vs. Q3 2009

Net income increased $48 million, or 7% mainly resulting from continued volume growth in most businesses, lower PCL in our business lending portfolio and the gain on the sale of a portion of our remaining Visa shares. These factors were partially offset by increased non-interest expense mainly due to higher performance-based compensation and pension and benefit costs. Net interest margin improved 3 bps over last quarter, largely reflecting improved lending spreads.

WEALTH MANAGEMENT
	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2009	July 31 2009	October 31 2008
Net interest income	$85	$84	$133
Non-interest income
Fee-based revenue	572	528	596
Transactional and other revenue	417	406	296
Total revenue	$1,074	$1,018	$1,025
Non-interest expense	$841	$777	$860
Net income before income taxes and non-controlling interest in subsidiaries	$233	$241	$165
Net income	$161	$168	$116

Revenue by business
Canadian Wealth Management	$360	$326	$369
U.S. & International Wealth Management	545	531	483
U.S. & International Wealth Management (US$ millions)	504	479	434
Global Asset Management	169	161	173

Selected other information
ROE	15.8%	16.5%	12.3%
RORC	53.3%	59.2%	42.8%
Pre-tax margin (1)	21.7%	23.7%	16.1%
Number of advisors (2)	4,504	4,528	4,346
AUA - Total	$502,300	$491,300	$495,100
AUA - U.S. & International Wealth Management (US$ millions)	303,300	298,100	277,600
AUM	245,700	239,700	222,600

	For the three months ended
Impact of US$ translation on selected items	Q4 2009 vs. Q3 2009	Q4 2009 vs. Q4 2008
Increased (decreased) total revenue	$(12)	$(12)
Increased (decreased) non-interest expense	(10)	(11)
Increased (decreased) net income	(1)	(1)
Percentage change in average US$ equivalent of C$1.00	3%	3%

(1)	Pre-tax margin is defined as net income before income taxes and non-controlling interest in subsidiaries divided by total revenue.
(2)	Includes client-facing advisors across all our wealth management businesses.

Q4 2009 vs. Q4 2008

Net income of $161 million increased $45 million, or 39% from last year, as last year included provisions related to the Reserve Primary Fund and auction rate securities settlement with U.S. regulators. Higher transaction volumes and a gain, as compared to a loss, in the prior year on our stock-based compensation plan in our U.S. brokerage business also contributed to the increase. These factors were partially offset by spread compression and lower average fee-based client assets.

Total revenue increased $49 million, or 5%, mainly due to a gain, as compared to a loss, in the prior year on our stock-based compensation plan in our U.S. brokerage business and higher transaction volumes reflecting improved investor confidence. These factors were partially offset by spread compression and lower average fee-based client assets largely resulting from capital depreciation in the early half of 2009.

Non-interest expense decreased $19 million, or 2% from last year as last year included provisions related to the Reserve Primary Fund and auction rate securities settlement. Our continued focus on cost management also contributed to the decrease. These factors were largely offset by the increase in fair value of our stock-based compensation plan liability and higher variable compensation due to higher commission-based revenue.

Q4 2009 vs. Q3 2009

Net income decreased $7 million, or 4% from the prior quarter, mainly due to a lower gain on our stock-based compensation plan in our U.S. brokerage business. This was partially offset by higher average fee-based client assets and higher transaction volumes reflecting improved capital market conditions, partially offset by higher commission-based variable compensation.

INSURANCE
	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2009	July 31 2009	October 31 2008
Non-interest income
Net earned premiums	$1,098	$986	$752
Investment income (1)	396	522	(697)
Fee income	71	67	56
Total revenue	$1,565	$1,575	$111
Insurance policyholder benefits and claims (1)	$1,167	$1,097	$(230)
Insurance policyholder acquisition expense	155	156	144
Non-interest expense	145	135	154
Net income before income taxes and non-controlling interest in subsidiaries	$98	$187	$43
Net income	$104	$167	$59

Revenue by business
Canadian Insurance	$677	$726	$(60)
U.S. Insurance	489	495	(118)
International & Other Insurance	399	354	289

Selected other information
ROE	32.3%	48.0%	20.1%
RORC	37.7%	55.4%	23.0%
Premiums and deposits (2)	$1,388	$1,267	$1,004
Fair value changes on investments backing policyholder liabilities (1)	229	338	(748)

(1)	Investment income can experience volatility arising from quarterly fluctuation in the fair value of held-for-trading (HFT) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT, and consequently changes in fair values of these assets are recorded in investment income in the consolidated statements of income. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2009 vs. Q4 2008

Net income of $104 million increased $45 million, or 76% from last year as last year included investment losses of $110 million ($80 million after-tax). Business growth, largely in our European life business, the impact of a new U.K. annuity reinsurance arrangement in the current quarter and lower allocated funding costs on capital also contributed to the increase. These factors were partially offset by unfavourable actuarial adjustments and higher disability claims costs.

Total revenue increased $1,454 million, mainly due to the change in fair value of investments and an increase in annuity volumes in our U.S. Insurance business, both of which were largely offset in policyholder benefits, claims and acquisition expense (PBCAE). The prior year investment losses and current year growth mainly in our European Life and Canadian home and auto businesses also contributed to the increase in the current quarter.

PBCAE increased $1,408 million, primarily reflecting the change in fair value of investments backing our life and health policyholder liabilities and higher costs commensurate with increased annuity volumes and business growth. Unfavourable actuarial adjustments reflecting management actions and assumption changes also contributed to the increase.

Non-interest expense was down $9 million, or 6%, primarily reflecting our ongoing focus on cost management, largely offset by higher costs reflecting business growth.

Q4 2009 vs. Q3 2009

Net income decreased by $63 million, or 38% from last quarter largely reflecting unfavourable actuarial adjustments. Investment losses in the current quarter compared to gains in the previous quarter also contributed to the decrease.

INTERNATIONAL BANKING
	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2009	July 31 2009	October 31 2008
Net interest income	$391	$423	$437
Non-interest income	193	230	35
Total revenue	$584	$653	$472
PCL	$229	$230	$198
Non-interest expense	556	577	585
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$(201)	$(154)	$(311)
Net (loss) income	$(125)	$(95)	$(206)

Revenue by business
Banking (1)	$422	$476	$281
RBC Dexia IS (1)	162	177	191

Selected average balances and other information
ROE	(8.3)%	(6.3)%	(11.4)%
RORC	(19.4)%	(14.2)%	(34.9)%
Specific PCL as a percentage of average net loans and acceptances	2.80%	2.69%	2.32%
Average loans and acceptances	$32,400	$33,900	$33,900
Average deposits	48,200	49,500	51,800
AUA - RBC (2)	7,700	7,400	11,200
- RBC Dexia IS	2,484,400	2,197,500	2,585,000
AUM - RBC (2)	3,800	3,800	3,900

	For the three months ended
Impact of US$ and Euro translation on selected items	Q4 2009 vs. Q3 2009	Q4 2009 vs. Q4 2008
Increased (decreased) total revenue	$(7)	$-
Increased (decreased) PCL	(5)	(9)
Increased (decreased) non-interest expense	(6)	(4)
Increased (decreased) net income	3	8
Percentage change in average US$ equivalent of C$1.00	3%	3%
Percentage change in average Euro equivalent of C$1.00	- %	(3)%

(1)	RBC Dexia IS and RBTT results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT on a one-month lag.

Q4 2009 vs. Q4 2008

Net loss of $125 million compares to a net loss of $206 million a year ago, mainly reflecting lower losses on our AFS portfolio.

Total revenue increased $112 million, or 24%, primarily due to lower losses on our AFS portfolio partly resulting from the reclassification of securities to loans. For further information on the reclassification, refer to the Reclassification of Debt Securities to Loans section on page 11 of this release. The increase was partially offset by a $52 million ($39 million after-tax) provision related to the restructuring of certain Caribbean banking mutual funds. These mutual funds are being transitioned from trading at a fixed par value to a floating net asset value (NAV). We have injected cash and provided a guarantee to the funds such that the underlying NAV will be valued at the fixed par value throughout the transition period. We also had lower revenue at RBC Dexia IS due to lower transaction volumes and reduced fee-based client assets, reflecting capital depreciation.

PCL of $229 million was up $31 million, or 16%, mainly attributable to certain AFS securities reclassified to loans in our U.S. banking business.

Non-interest expense decreased $29 million, or 5%, primarily reflecting cost savings related to the restructuring of our U.S. banking business and the impact of the stronger Canadian dollar relative to the U.S. dollar. These factors were partially offset by the increase in Federal Deposit Insurance Corporation (FDIC) costs.

Q4 2009 vs. Q3 2009

Net loss of $125 million compares to a net loss of $95 million last quarter, mainly reflecting the provision related to the restructuring of certain Caribbean banking mutual funds noted above. The decrease in earnings was partly offset by lower losses on our AFS portfolio and the decrease in FDIC costs due to the special assessment levied against all U.S. banks in the prior quarter.

CAPITAL MARKETS
	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2009	July 31 2009	October 31 2008
Net interest income (1)	$721	$890	$568
Non-interest income	1,113	1,224	622
Total revenue (1)	$1,834	$2,114	$1,190
PCL	$220	$177	$77
Non-interest expense	826	1,085	124
Net income before income taxes and non-controlling interest in subsidiaries (1)	$788	$852	$989
Net income	$561	$562	$584

Revenue by business
Capital Markets Sales and Trading	$1,338	$1,768	$446
Corporate and Investment Banking	496	346	744

Selected average balances and other information
ROE	27.9%	26.1%	34.6%
RORC	32.2%	29.9%	40.5%
Average trading securities	$124,700	$118,600	$133,600
Specific PCL as a percentage of average net loans and acceptances	2.63%	1.96%	.73%
Average loans and acceptances	33,200	35,900	41,900
Average deposits	91,300	95,000	135,000

	For three months ended
Impact of US$ and British pound translation on selected items	Q4 2009 vs. Q3 2009	Q4 2009 vs. Q4 2008
Increased (decreased) total revenue	$(32)	$(24)
Increased (decreased) non-interest expense	(20)	(30)
Increased (decreased) net income	(6)	5
Percentage change in average US$ equivalent of C$1.00	3%	3%
Percentage change in average British pound equivalent of C$1.00	4%	9%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section on page 16 of our 2009 Annual Report to Shareholders.

Q4 2009 vs. Q4 2008

Net income of $561 million decreased $23 million from last year primarily due to the favourable impact of the reduction of the Enron Corp-related litigation provision of $542 million ($252 million after-tax and related compensation adjustments) in the prior year. Stronger trading, total market environment-related gains of $31 million ($25 million after-tax and related compensation) in the current quarter, compared to losses of $217 million ($102 million after-tax and related compensation adjustments) in the prior year, higher equity origination activity, and a lower effective income tax rate, were partially offset by higher variable compensation and higher PCL.

Total revenue of $1,834 million increased $644 million from the prior year, mainly driven by the improved market conditions. Stronger trading results in our U.S.-based equity and global fixed income businesses, largely contributed to the increase in revenue as these businesses capitalized on favourable market conditions, improved client activity and narrowing credit spreads. Higher equity origination activity, predominately in Canada, and improved revenue in our client securitization businesses also contributed to the increase. These positive factors were partially offset by lower revenue in our foreign exchange trading businesses which performed at a more moderate level resulting from lower interest rate volatility as compared to the prior year.

PCL increased $143 million mainly reflecting a few impaired loans.

Non-interest expense increased $702 million largely due to the reduction in the Enron-related litigation provision in the prior year as previously noted and increased variable compensation on higher results, primarily related to trading

Q4 2009 vs. Q3 2009

Net income was flat from the prior quarter mainly reflecting lower trading results, specifically in our U.S.-based equity, global fixed income and money markets trading businesses reflecting reduced market volatility and tightening of bid/ask and credit spreads. Offsetting these factors were total market environment-related gains, as compared to losses of $142 million ($57 million after-tax and related compensation adjustments) in the prior quarter. We also had improved equity origination activity and higher M&A fees.

CORPORATE SUPPORT
	As at or for the three months ended
(C$ millions)	October 31 2009	July 31 2009	October 31 2008
Net interest income (1)	$(132)	$(237)	$(210)
Non-interest income	(39)	219	32
Total revenue (1)	$(171)	$(18)	$(178)
PCL (2)	120	23	119
Non-interest expense	25	12	46
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(316)	$(53)	$(343)
Net income (loss)	$(181)	$90	$(109)
Securitization
Total securitizations sold and outstanding (3)	$32,685	$32,155	$19,316
New securitization activity in the period (4)	1,430	2,330	1,877

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section on page 16 of our 2009 Annual Report to Shareholders. These amounts included the elimination of the adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended October 31, 2009 was $76 million (July 31, 2009 – $127 million, October 31, 2008 – $102 million).
(2)	PCL in Corporate Support comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section on page 16 of our 2009 Annual Report to Shareholders.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 to our Consolidated Financial Statements on page 99 of our 2009 Annual Report to Shareholders. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Q4 2009

Net loss of $181 million included losses of $182 million ($125 million after-tax) on our AFS portfolio, a general PCL of $156 million ($104 million after-tax), losses related to the change in fair value of certain derivatives used to economically hedge our funding activities, and losses of $31 million ($22 million after-tax) on fair value adjustments on certain RBC debt designated as HFT reflecting the tightening of credit spreads. These factors were partially offset by securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, totaling $97 million ($67 million after-tax). For further details on the general provision, refer to the Credit quality performance section.

Q3 2009

Net income was $90 million for the quarter. This mainly reflected securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, totaling $154 million ($106 million after-tax). Income tax and accounting adjustments also contributed to the increase in net income. These factors were partially offset by losses on fair value adjustments of $83 million ($58 million after-tax) on certain RBC debt designated as HFT reflecting the tightening of credit spreads, and a general PCL of $61 million ($40 million after-tax) related to U.S. banking.

Q4 2008

Net loss of $109 million included a general PCL of $145 million ($98 million after-tax). The net loss also included market environment-related losses on certain AFS securities of $154 million ($107 million after-tax), and a foreign currency translation loss related to our U.S. dollar-denominated deposits used to fund certain AFS securities. These losses were largely offset by gains of $111 million ($76 million after-tax) on fair value adjustments on certain RBC debt designated as HFT, gains on securitization activity, gains of $50 million ($34 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities, and net gains on income tax amounts largely related to enterprise funding activities that were not allocated to the business segments.

CREDIT QUALITY PERFORMANCE

Provision for credit losses

	For the three months ended
(C$ millions)	October 31 2009	July 31 2009

Canadian Banking	$314	$340
International Banking	229	230
Capital Markets	220	177
Corporate Support (2)	120	23
Canada (1)
Residential mortgages	$1	$5
Personal	125	125
Credit cards	108	107
Small business	13	14
Retail	247	251
Wholesale	77	193
Specific PCL	324	444
United States (1)
Retail	64	56
Wholesale	297	189
Specific PCL	361	245
Other International (1)
Retail	9	6
Wholesale	33	14
Specific PCL	42	20
Total specific PCL	727	709
General provision (2)	156	61
Total PCL (1)	$883	$770
(1)	Geographic information is based on residence of borrower.
(2)	PCL in Corporate Support is comprised of the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section on page 16 of our 2009 Annual Report to Shareholders.

Q4 2009 vs. Q3 2009

Total PCL increased $113 million from the prior quarter, mainly driven by an addition to the general provision of $156 million ($104 million after-tax) predominately related to U.S. banking, Canadian unsecured and business lending portfolios and to a lesser extent our Caribbean portfolio, compared to $61 million ($40 million after-tax) in the prior quarter. Higher specific provisions largely related to our corporate lending portfolio and $28 million due to certain AFS securities reclassified to loans as noted below also contributed to the increase.

Specific PCL in Canadian Banking decreased $26 million or 8%, largely due to lower provisions in our business lending portfolio.

Specific PCL in International Banking of $229 million was flat from the prior quarter, reflecting lower provisions in U.S. banking largely attributable to our commercial and residential builder finance portfolios as asset quality started stabilizing. This resulted from the early signs of U.S. economic recovery and lower new impaired residential builder finance loans reflecting the general reduction in this portfolio. These decreases were largely offset by increased PCL of $27 million related to certain impaired AFS securities reclassified to loans in our U.S. banking business. We also had higher provisions in our Caribbean portfolio and U.S. retail portfolios.

Specific PCL in Capital Markets was up $43 million or 24%, largely reflecting a few impaired accounts related to specific clients specializing in non-bank financial services, real estate and related, and other services.

Gross impaired loans

	As at
(C$ millions)	October 31 2009	July 31 2009

Canadian Banking (2)	$1,253	$1,204
International Banking (2)	3,149	3,030
Capital Markets (2)	915	757
Corporate Support (2)	140	140
Canada (1)
Retail	$673	$643
Wholesale	839	716
United States (1)
Retail	227	265
Wholesale	3,194	3,002
Other International (1)
Retail	209	202
Wholesale	315	304
Total GIL	$5,457	$5,132
(1)	Geographic information is based on residence of borrower.
(2)	Segments with significant GIL have been presented in the table above. Corporate Support includes an amount related to the reclassification of securities to loans.

Q4 2009 vs. Q3 2009

Total gross impaired loans (GIL) increased $325 million or 6%, from the prior quarter.

GIL in Canadian Banking increased $49 million or 4%, due to higher impaired loans in our residential mortgage and business lending portfolios partially offset by decreased impaired loans mainly in our agriculture portfolio.

GIL in International Banking increased $119 million or 4%, mainly attributable to U.S. banking reflecting increased impaired loans of $164 million related to certain AFS securities reclassified to loans and to a lesser extent increased impaired loans in our commercial portfolio. Higher impaired loans in our Caribbean portfolio also contributed to the increase. These factors were partially offset by lower impaired loans in our U.S. residential builder finance and retail portfolios.

GIL in Capital Markets increased $158 million or 21%, reflecting impaired loans in our corporate portfolio related to clients specializing in real estate and related and other services, partially offset by lower impaired loans in technology & media and non-bank financial services sectors.

Reclassification of Debt Securities to Loans

During 2009, we reclassified certain available-for-sale and held-for-trading debt securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants (CICA) section 3855. These securities, primarily Non-agency U.S. MBS, that were reclassified were deemed to be in non-active markets and where management has the intention not to sell them in the foreseeable future. For 2009, the impact of the reclassification increased net income by $64 million. The increase to PCL was $67 million ($50 million after tax) and the increase to GIL was $1,138 million.

In the first quarter the impact of these changes increased net income by $57 million ($44 million in International Banking and $13 million in Corporate Support), specific PCL by $39 million ($32 million in International Banking and $7 million in Corporate Support) and GIL by $974 million ($834 million in International Banking and $140 million in Corporate Support).

In the second and third quarter there was no impact to net income or PCL and the increase in GIL reflects the reclassification in the first quarter.

In the fourth quarter, the impact of these changes increased net income by $7 million, increased PCL by $28 million ($27 million in International Banking and $1 million in Corporate Support) and increased GIL by $164 million in the fourth quarter in International Banking. For additional information on the full year impact, please refer to page 58 of our 2009 Annual Report to Shareholders.

Reclassification of debt securities to loans

	2009
	Impact of reclassification
	Pre- reclassification	Post- reclassification	Increase (decrease)
Gross impaired loans (C$ millions)	$4,319	$5,457	$1,138
GIL as a % of loans and acceptances	148 bps	186 bps	38 bps
Total coverage ratio (Total ACL as a % of GIL)	72%	61%	(11)%
Specific PCL as a % of average net loans and acceptances - 2009	95 bps	97 bps	2 bps
Specific PCL as a % of average net loans and acceptances - Q4/09	96 bps	100 bps	4 bps

LOSSES RELATED TO AVAILABLE-FOR-SALE SECURITIES

Losses related to AFS securities in the quarter were $204 million ($134 million after-tax). Of this amount, $187 million ($123 million after-tax) relate to losses due to the market environment impact. For further details on our total available-for-sale portfolio, please refer to page 57 of our 2009 Annual Report to Shareholders.

During 2009, we reclassified certain available-for-sale securities to loans in accordance with the amendments to CICA Section 3855. In the fourth quarter, the impact of the reclassification increased PCL by $28 million ($16 million after-taxes). For additional information on the full year impact, please refer to page 58 of our 2009 Annual Report to Shareholders.

Losses related to AFS securities

For the three months ended
(C$ millions)	October 31 2009
Revenue impacts
Related to market environment	$(187)
Other AFS securities (not included in market environment)	(17)
$(204)
Income tax and compensation adjustments	70
Revenue impacts, net of income taxes and related compensation adjustments	$(134)

Impact of reclassification of AFS securities (CICA Section 3855)
Provision for credit losses (PCL)	$(28)
Income tax recoveries	12
Reclassification impacts, net of income taxes	$(16)

Total after-tax and related compensation adjustments	$(150)

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about our annual key performance and non-GAAP measures can be found under the “Key performance and non-GAAP measures” section on page 61 of our 2009 Annual Report to Shareholders.

Return on Equity and Return on Risk Capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital, or Economic Capital, includes attributed risk capital required to underpin various risks as described in the Capital Management section and amounts invested in goodwill and intangibles(1).

RORC is used to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital).

The attribution of capital and risk capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

See our 2009 Annual Report to Shareholders for further information. The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	October 31 2009							July 31 2009	October 31 2008
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total (2)
Net income available to common shareholders	$702	$153	$101	$(138)	$545	$(190)	$1,173	$1,488	$1,093
Average risk capital (2)	$5,500	$1,150	$1,050	$2,850	$6,700	$1,250	$18,500	$18,800	$16,500
add: Under/(over) attribution of add: capital	-	-	-	-	-	3,350	3,350	1,150	50
add: Goodwill and intangible add: capital (3)	2,000	2,700	200	3,800	1,050	-	9,750	10,450	10,550
Average equity (4)	$7,500	$3,850	$1,250	$6,650	$7,750	$4,600	$31,600	$30,400	$27,100
ROE	37.0%	15.8%	32.3%	(8.3)%	27.9%	n.m.	14.7%	19.4%	16.1%
RORC	50.5%	53.3%	37.7%	(19.4)%	32.2%	n.m.	26.0%	31.4%	26.3%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are annualized measures based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section on page 48 of our 2009 Annual Report to Shareholders.
(3)	Corporate Support includes average software intangible assets as certain software was reclassified to intangible assets, with the adoption of CICA handbook Section 3064 effective in the first quarter of 2009. For further details, refer to the Accounting and control matters section on page 63 of our 2009 Annual Report to Shareholders.
(4)	The amounts for the segments are referred to as attributed capital or Economic Capital.

n.m. not meaningful

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP. As a result, these reported amounts and related ratios are not necessarily comparable with similar information disclosed by other financial institutions.

Cash Measures

We believe that excluding the goodwill impairment charge in Q2 2009 and the after-tax impact of amortization of other intangibles from net income will provide readers with a better understanding of management’s perspective on our performance. The calculation of these measures can be found in the following table and may also enhance the comparability of our financial performance with the corresponding prior periods.

	For the three months ended			For the year ended
(C$ millions, except per share and percentage amounts)	October 31 2009	July 31 2009	October 31 2008	October 31 2009	October 31 2008
Net income	$1,237	$1,561	$1,120	$3,858	$4,555
add: Goodwill impairment charge	-	-	-	1,000	-
After-tax effect of amortization of other intangibles (1)	41	41	37	176	122
Cash net income	$1,278	$1,602	$1,157	$5,034	$4,677

Diluted earnings per share (2)	$.82	$1.05	.81	$2.57	$3.38
add: Impact of goodwill impairment charge	-	-	-	.71	-
After-tax effect of amortization of other intangibles (1)	.03	.03	.03	.12	.09
Cash diluted earnings per share (2)	$.85	$1.07	.84	$3.40	$3.47

ROE (2)	14.7%	19.4%	16.1%	11.9%	18.1%
Cash ROE (2)	14.5%	19.0%	16.4%	15.2%	18.3%

(1)	Excludes the amortization of computer software intangibles.
(2)	Based on actual balances before rounding.

Net income and EPS excluding certain items

We believe that excluding the items noted below from current quarter net income which were incurred, will provide readers with a better understanding of management’s perspective on our Q4 2009 performance.

	For the three months ended October 31, 2009
(C$ millions, except per share and percentage amounts)	Revenue	PCL	Net income	Diluted EPS
Amounts as reported	$7,459	$883	$1,237	$.82
Add:
Related to market environment (1)	187	-	123.09
Other AFS portfolios (other than market environment) (1)	17	-	11.01
Reclassification - PCL related to Section 3855(1)		28	16.01
Losses related to AFS securities	$204	$28	$150	$.11
General PCL	-	156	104.07
Provision related to restructuring certain Caribbean mutual funds	52	-	39.03
Total excluding items impacting net income	$7,715	$1,067	$1,530	$1.03

(1)	Refer to Losses on AFS securities on page 12 for further information.

Consolidated Balance Sheets
(C$ millions)	October 31 2009 (1), (2)	July 31 2009 (2), (4)	October 31 2008 (1), (2), (3)

Assets

Cash and due from banks	$8,353	$7,966	$11,086

Interest-bearing deposits with banks	8,923	8,647	20,041

Securities
Trading	140,062	135,769	122,508
Available-for-sale	46,210	47,023	48,626
	186,272	182,792	171,134

Assets purchased under reverse repurchase agreements and securities borrowed	41,580	43,652	44,818

Loans
Retail	205,224	198,999	195,455
Wholesale	78,927	81,140	96,300
	284,151	280,139	291,755
Allowance for loan losses	(3,188)	(2,987)	(2,215)
	280,963	277,152	289,540

Other
Customers’ liability under acceptances	9,024	9,155	11,285
Derivatives	92,173	101,086	136,134
Premises and equipment, net (5)	2,367	2,312	2,471
Goodwill	8,368	8,313	9,977
Other intangibles (5)	2,033	2,038	2,042
Other assets	14,933	17,020	25,331
	128,898	139,924	187,240
	$654,989	$660,133	$723,859

Liabilities and shareholders’ equity

Deposits
Personal	$152,328	$148,670	$139,036
Business and government	220,772	224,081	269,994
Bank	25,204	31,957	29,545
	398,304	404,708	438,575

Other
Acceptances	9,024	9,155	11,285
Obligations related to securities sold short	41,359	40,701	27,507
Obligations related to assets sold under repurchase agreements and securities loaned	35,150	30,423	32,053
Derivatives	84,390	91,963	128,705
Insurance claims and policy benefit liabilities	8,922	8,255	7,385
Other liabilities	31,007	29,105	35,809
	209,852	209,602	242,744
Subordinated debentures	6,461	6,486	8,131
Trust capital securities	1,395	1,395	1,400
Non-controlling interest in subsidiaries	2,071	2,135	2,371

Shareholders’ equity
Preferred shares	4,813	4,813	2,663
Common shares (shares issued - 1,417,609,720; 1,412,234,729; and 1,341,260,229)	13,075	12,864	10,384
Contributed surplus	246	238	242
Treasury shares - preferred (shares held - 64,600; 29,800; and 259,700)	(2)	(1)	(5)
- common (shares held - 2,126,699; 2,113,099; and 2,258,047)	(95)	(97)	(104)
Retained earnings	20,585	20,120	19,816
Accumulated other comprehensive (loss) income	(1,716)	(2,130)	(2,358)
	36,906	35,807	30,638
	$654,989	$660,133	$723,859

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to ‘Accounting adjustments’ in Note 1 to our 2009 Annual Consolidated Financial Statements.
(2)	Opening retained earnings as at November 1, 2008 has been restated due to the implementation of amendments to CICA Section 3855. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(3)	Derived from audited financial statements.
(4)	Unaudited.
(5)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Consolidated Statements of Income
	For the three months ended (1)			For the year ended (2)
(C$ millions)	October 31 2009	July 31 2009	October 31 2008	October 31 2009	October 31 2008

Interest income
Loans	$3,350	$3,259	$3,843	$13,504	$14,983
Securities	1,276	1,367	1,631	5,946	6,662
Assets purchased under reverse repurchase agreements and securities borrowed	126	170	586	931	2,889
Deposits with banks	14	19	128	162	498
	4,766	4,815	6,188	20,543	25,032

Interest expense
Deposits	1,288	1,424	2,792	6,762	12,158
Other liabilities	516	420	666	1,925	3,472
Subordinated debentures	86	71	101	350	354
	1,890	1,915	3,559	9,037	15,984
Net interest income	2,876	2,900	2,629	11,506	9,048

Non-interest income
Insurance premiums, investment and fee income	1,565	1,575	111	5,718	2,609
Trading revenue	910	1,027	(446)	2,671	(96)
Investment management and custodial fees	424	392	449	1,619	1,759
Mutual fund revenue	320	335	387	1,293	1,561
Securities brokerage commissions	345	337	390	1,358	1,377
Service charges	388	387	371	1,556	1,367
Underwriting and other advisory fees	339	299	253	1,050	875
Foreign exchange revenue, other than trading	179	163	165	638	646
Card service revenue	165	185	182	732	648
Credit fees	133	151	124	530	415
Securitization revenue	177	179	171	1,169	461
Net loss on available-for-sale securities	(192)	(125)	(372)	(630)	(617)
Other	(170)	18	655	(104)	1,529
Non-interest income	4,583	4,923	2,440	17,600	12,534
Total revenue	7,459	7,823	5,069	29,106	21,582
Provision for credit losses	883	770	619	3,413	1,595
Insurance policyholder benefits, claims and acquisition expense	1,322	1,253	(86)	4,609	1,631

Non-interest expense
Human resources	2,142	2,357	1,954	8,978	7,779
Equipment (3)	235	262	270	1,025	934
Occupancy	267	260	249	1,045	926
Communications	196	192	230	761	749
Professional fees	170	133	169	559	562
Outsourced item processing	72	75	105	301	341
Amortization of other intangibles (3)	123	113	109	462	356
Other	401	363	(97)	1,427	704
	3,606	3,755	2,989	14,558	12,351

Goodwill impairment charge	-	-	-	1,000	-

Income before income taxes	1,648	2,045	1,547	5,526	6,005
Income taxes	389	449	428	1,568	1,369

Net income before non-controlling interest	1,259	1,596	1,119	3,958	4,636
Non-controlling interest in net income of subsidiaries	22	35	(1)	100	81

Net income	$1,237	$1,561	$1,120	$3,858	$4,555

Preferred dividends	(64)	(73)	(27)	(233)	(101)

Net income available to common shareholders	$1,173	$1,488	$1,093	$3,625	$4,454

Average number of common shares (in thousands)	1,413,644	1,408,687	1,337,753	1,398,675	1,305,706
Basic earnings per share (in dollars)	$.83	$1.06	$.82	$2.59	$3.41

Average number of diluted common shares (in thousands)	1,428,409	1,422,810	1,353,588	1,412,126	1,319,744
Diluted earnings per share	$.82	$1.05	$.81	$2.57	$3.38

Dividends per share (in dollars)	$.50	$.50	$.50	$2.00	$2.00

(1)	Unaudited.
(2)	Derived from audited financial statements.
(3)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
	For the three months ended (1)			For the year ended (2)
(C$ millions)	October 31 2009	July 31 2009	October 31 2008	October 31 2009	October 31 2008

Comprehensive income
Net income	$1,237	$1,561	$1,120	$3,858	$4,555

Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	309	603	(923)	662	(1,376)
Reclassification of losses on available-for-sale securities to income	134	74	252	330	373
Net change in unrealized gains (losses) on available-for-sale securities	443	677	(671)	992	(1,003)

Unrealized foreign currency translation gains (losses)	103	(2,444)	3,581	(2,973)	5,080
Reclassification of losses (gains) on foreign currency translation to income	-	1	-	2	(3)
Net foreign currency translation (losses) gains from hedging activities	(124)	1,929	(1,678)	2,399	(2,672)
Foreign currency translation adjustments	(21)	(514)	1,903	(572)	2,405

Net gains (losses) on derivatives designated as cash flow hedges	5	116	(125)	156	(603)
Reclassification of (gains) losses on derivatives designated as cash flow hedges	(13)	(13)	36	(38)	49
Net change in cash flow hedges	(8)	103	(89)	118	(554)
Other comprehensive income (loss)	414	266	1,143	538	848
Total comprehensive income	$1,651	$1,827	$2,263	$4,396	$5,403

Consolidated Statements of Changes in Shareholders’ Equity
(C$ millions)	October 31 2009 (3)	July 31 2009 (3)	October 31 2008 (3)	October 31 2009 (3)	October 31 2008 (3)

Preferred shares
Balance at beginning of period	$4,813	$4,813	$2,263	$2,663	$2,050
Issued	-	-	400	2,150	613
Balance at end of period	4,813	4,813	2,663	4,813	2,663

Common shares
Balance at beginning of period	12,864	12,730	10,308	10,384	7,300
Issued	211	134	76	2,691	3,090
Purchased for cancellation	-	-	-	-	(6)
Balance at end of period	13,075	12,864	10,384	13,075	10,384

Contributed surplus
Balance at beginning of period	238	239	251	242	235
Renounced stock appreciation rights	(2)	(2)	(3)	(7)	(5)
Stock-based compensation awards	-	(3)	4	(11)	14
Other	10	4	(10)	22	(2)
Balance at end of period	246	238	242	246	242

Treasury shares - preferred
Balance at beginning of period	(1)	(2)	(10)	(5)	(6)
Sales	3	3	10	13	23
Purchases	(4)	(2)	(5)	(10)	(22)
Balance at end of period	(2)	(1)	(5)	(2)	(5)

Treasury shares - common
Balance at beginning of period	(97)	(78)	(98)	(104)	(101)
Sales	5	15	-	59	51
Purchases	(3)	(34)	(6)	(50)	(54)
Balance at end of period	(95)	(97)	(104)	(95)	(104)

Retained earnings
Balance at beginning of period (3)	20,120	19,352	19,397	19,816	18,047
Transition adjustment - Financial instruments (4)	-	-	-	66	-
Net income	1,237	1,561	1,120	3,858	4,555
Preferred share dividends	(64)	(73)	(27)	(233)	(101)
Common share dividends	(708)	(705)	(670)	(2,819)	(2,624)
Premium paid on common shares purchased for cancellation	-	-	-	-	(49)
Issuance costs and other	-	(15)	(4)	(103)	(12)
Balance at end of period	20,585	20,120	19,816	20,585	19,816

Accumulated other comprehensive (loss) income
Transition adjustment - Financial instruments	59	59	(45)	59	(45)
Unrealized gains and losses on available-for-sale securities	(76)	(519)	(1,068)	(76)	(1,068)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,374)	(1,353)	(802)	(1,374)	(802)
Gains and losses on derivatives designated as cash flow hedges	(325)	(317)	(443)	(325)	(443)
Balance at end of period	(1,716)	(2,130)	(2,358)	(1,716)	(2,358)
Retained earnings and Accumulated other comprehensive income	18,869	17,990	17,458	18,869	17,458

Shareholders’ equity at end of period	$36,906	$35,807	$30,638	$36,906	$30,638

(1)	Unaudited.
(2)	Derived from audited financial statements.
(3)	Opening retained earnings as at November 1, 2006 has been restated. Refer to ‘Accounting adjustments’ in Note 1 to our 2009 Annual Consolidated Financial Statements.
(4)	Opening retained earnings as at November 1, 2008 has been restated due to the implementation of amendments to CICA Section 3855. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the U.S. Securities Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and medium-term objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management, and Overview of other risks sections of our 2009 Management’s Discussion and Analysis; general business, economic and financial market conditions, including the ongoing impact from the market environment, the lack of liquidity in certain markets, the level of activity and volatility of the capital markets and including recessionary conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management and Overview of other risks sections of our 2009 Management’s Discussion and Analysis.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2009 Annual Report to Shareholders, Annual Report on Form 40-F (Form 40-F) and Annual Information Form on our website at rbc.com/investorrelations. Shareholders may request a hard copy of our 2009 Annual Report and 2009 Form 40-F free of charge by contacting Investor Relations at (416) 955-7802. Our 2009 Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our conference call is scheduled for Friday December 4, 2009 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2009 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806 or 1-888-789-9572, passcode 4720565#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on December 4 until March 3, 2010 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 7856454#).

Media Relations Contact

Stephanie Lu, Head, Media & Public Relations, stephanie.lu@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.